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                          DOCUMENT (21)

                    SUBSIDIARY OF THE COMPANY


1. Bank of New Hampshire, a wholly-owned subsidary of the Company (equity ownership 100%). The Bank is the entity resulting from the merger of four former affiliates of the Company with and into one former affiliate, Bank of New Hampshire-Portsmouth, effective as of the close of business, September 30, 1991.